03/20/2018
FP: **truCrowd**

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Squirrel Capital Investments

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

THE COMPANY

1. Name of issuer: Squirrel Capital Investments Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Byron Stepner   Dates of Board Service: 2/18-present

Principal Occupation: Independent contractor
Employer: SELF   Dates of Service: 2/16 - present
Employer's principal business: Transportation

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Radiant Solar
Employer's principal business: install Photovoltaic systems /electrical
Title: Crew Lead   Dates of Service: 8/15 – 12/15
Responsibilities: Supervise crew and install ground electrical for residential PV systems

Employer: SELF
Employer's principal business: Transportation
Title: Driver   Dates of Service: 2/16 – present
Responsibilities:

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Shannon Stepner

Title: COO   Dates of Service: 2/18-Present
Responsibilities:

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Donald J Farr D.D.S.
Employer's principal business: Dentist
Title: Dental Assistant   Dates of Service: 2/2017 - present
Responsibilities: Restoring peoples teeth, administrative assistant

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Employer: Katy Barin D.D.S NEA Dentistry
Employer's principal business: Dentist
Title: Dental Assistant   Dates of Service: 5/2015- 2/2017
Responsibilities: Restoring peoples teeth, administrative assistant

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Shannon stepner	500	**% 50**
Byron Stepner	500	**% 50**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Lease property and equipment for indoor cultivation.

Problem Worth Solving
In the Las Vegas area we have a rapidly developing Cannabis industry. There are limited properties that are correctly Zoned by Clark county for Cannabis cultivation and Production. It is becoming more difficult to find these locations. Over the next 1-2 yrs. the State of Nevada will be issuing a large number of cultivation and production licenses. Most of which will be Issued in the Clark County area as it is the most densely populated area in the state.
Also, there are Cannabis operators that do not have the funds or the business acumen to handle the acquisition and agreements with many vendors. So, they will prefer to have one vendor (us) and to make one payment for all equipment, real estate, etc.

Validation of problem
We had several talks with various potential Cannabis operators and there are are two main issues that they are facing:
1.   Not enough money to buy equipment and real estate for their business;
2.   A lack of willingness to deal with many vendors.

Our solution
In the first four days of legal recreational marijuana sales in Nevada, dispensaries generated $3 million in sales and approximately $500,000 in state tax revenue. Legal recreational sales went into effect July 1st, 2017, after nearly two decades of legal medical marijuana sales. Green Haze Leasing also referred to as ("the Company") intends to integrate itself into the lucrative cannabis real estate market.
Nevada is home to over 25,000 medical marijuana card holders. With the legalization of recreational cannabis, however, 63% of sales are expected to be to tourists and visitors to the state, leading to a variety of supply concerns. More than 40 million people visited Las Vegas in 2016.

03/20/2018
FP: **truCrowd**

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Green Haze Leasing enters the market in an effort to continue the state's production rates, as well as assist growers with production needs. The Company intends to lease property, cultivation and production equipment to some of the licensed marijuana cultivators and extract production companies in Clark County and partner with growers in the area to provide a location and the necessary equipment for cultivation and processing services and secure access to other products the Company may need. Green Haze Leasing will operate within the $4.6 billion Medical & Recreational Marijuana Growing industry.

Though the Company will face some competition from other property management and equipment leasing companies in the area, Green Haze Leasing's unique integration with growers in the area, innovative combination of services, and superior quality products will assist in setting the Company apart.

Validation of solution

As part of our due diligence, we took several steps to validate our solution.

First, we did thorough background research Cannabis operation — their issues, their skills and their hopes for the market. We were encouraged by what we learned.

Next, we contacted the owners of several up-and-running Cannabis operations in the region (but outside our own area) and arranged site visits to see the process firsthand and learn more about the owners' experiences.

After that, we asked practically everyone we came into contact with (within the Cannabis industry) what they thought about leasing all their equipment and real estate from one vendor while making one single payment per month. Our conclusion from all of the above was that there was a strong business opportunity here.

MARKET SEGMENTATION

Green Haze Leasing will primarily target cannabis cultivation and production companies, although the Company will maintain complex relationships with other growers in the area, which simultaneously act as possible new clients, seeking processing and cultivation equipment.

The Company has obtained a list of 119 licensed marijuana businesses within Clark County which will grow over the next 1-2 yrs., any of which Green Haze Leasing may work with.

Industry Analysis

Green Haze Leasing will operate within the $4.6 billion Medical & Recreational Marijuana Growing industry, which has performed exceedingly well as the number of states to legalize marijuana in some capacity increases. 2016 saw more states legalize than ever before, bringing the total number of states with legalizing legislation up to 29 and the District of Columbia. According to New Frontier Data, an estimated 31.0% of the U.S. population now live in states with newly expanded access to legal marijuana. Additionally, Gallup reports that an estimated 80.0% of Americans approve of legal access to medical marijuana, while 60.0% approve of full adult use legalization.

Advancements in the growing process of cannabis has allowed the Growing industry to further control the development of compounds in the plants and create specialty strains for specific uses, such as geared more towards the psychosomatic effects or medicinal effects. An aging population and increase in the prevalence of cancer and chronic illness has spurred growth in medical marijuana growing. In the next five years, revenue for the Growing industry is expected to continue to skyrocket, despite an uncertain future while the federal government still criminalizes marijuana.

Pricing

Part of the simplicity of doing business with us is the one payment policy for all our services and leases from each Cannabis operator. From our research, it seems that this is what our clients want.

Pricing wise, we will bill each client in a way that will make sense for them and will make sense for us.

Based on our research and general market, in Nevada we will be able to get 40% from the Cannabis operator's gross revenue to be our leasing fee.

Competition

03/20/2018

FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Squirrel Capital Investments

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

We target Cannabis growers that do not have the funds or the business acumen to handle the acquisition and agreements with many vendors. So, they will prefer to have one vendor (us) and to make one payment for all equipment, real estate, etc.

We are not aware of any players in our market that are providing the same services. There is no doubt they exist, but all are small players and so far there is no one to provide this services on a bigger scale.

Barriers to Entry

In the Las Vegas area we have a rapidly developing Cannabis industry. There are limited properties that are correctly Zoned by Clark county for Cannabis cultivation and Production. It is becoming more and more difficult to find these locations. Also due to high cost of Cultivation and production licenses and associated legal fees. These companies are often finding themselves short of funds to purchase the cultivation equipment and cannabis cultivation approved properties.

Our advantages

ADVANTAGES

Green Haze Leasing will outperform its competitors by offering superior quality processing and cultivation equipment as well as a secure properly zoned location to use said equipment. By using profits to expand and purchase additional properties and equipment.

Also, we were told, we are easy to do business with.

The company's many partnerships throughout the cannabis market will also prove beneficial to ensure constant demand for the company's products and services

Execution
Marketing & Sales
Marketing Strategy

The Company will use a direct sales approach and a variety of advertising channels to increase its exposure among prospective customers. Specific channels will include:

Print media: The Company will place ads in local print publications and other industry websites (Leafly, weedmaps, etc..) These advertisements will communicate key value propositions of the business.

Website: Green Haze Leasing will create a website greenhazeleasing.com to generate interest in its products and services. This website will be search engine optimized and mobile compatible, and will include product and service information, photo gallery, company profile, location, and contact information.

Networking: As with any relationship-based business, the Company will benefit from participating in a number of networking opportunities that have the potential to yield new business contacts as well as nourish existing ones. The Company will attend a variety of events that draw substantial numbers of prospective clients, including seminars, networking events, and conferences which provide opportunities to speak to and associate with larger audiences.

B2B Word of mouth: The Company's commitment to offering quality service and superior products will generate a solid and positive reputation within the industry. The Company's clients will recommend Green Haze Leasing's services to their friends and families. According to research conducted by Nielsen's Harris Poll Online, word of mouth remains among the most trusted forms of advertising: 82% of consumers around the world say they trust earned advertising, such as word of mouth or recommendations from friends and family, above all other forms of advertising. Through this simple marketing tactic, The Company will become recognized as an industry leader in high quality turnkey cultivation & production facilities.

Strategic partnerships: Green Haze Leasing will benefit from strategic partnerships with other businesses, such as growers, dispensaries, and producers. These partnerships will be mutually beneficial and will help increase brand awareness in the target market for both the Company and its partners.

Industry events: The Company will attend marijuana-centric conferences, summits, and trade shows throughout Nevada and other legalized states to increase brand awareness and establish valuable business partnerships.

Operations

03/20/2018
FP: **truCrowd**

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

Here are several locations we are currently looking at. All of the Properties shown here are properly zoned M1. If these properties are no longer available when we are ready we will find a similar property.

1.Sale Listing: Middlefork Industrial - Leased Investment
Price: $1,400,000

Bldg SF: 5,350



2.
Sale Listing: Silverado Industrial Park
Price: $1,070,000
Bldg SF: 5,780



3.
Sale Listing: Promontory Corporate Plaza
Price: $805,000
Bldg SF: 5,232

Management team
Byron and Shannon Stepner will own and operate the Company, drawing on all of their customer service experience. While Ms. Shannon Stepner served as a Manager at Target for 11 years. Both founders bring many skills that will benefit the Company and assist in its establishment. Byron Stepner also worked as a billing account manager at Balanced Healthcare receivables for 4.5 years. Also, we are currently in talks with a CPA to fill the CFO position.

Advisors
We are currently in talks with a CPA for the CFO position and with the CEO of an established cultivation operator from California to advise us on the design and technical details of the facility.

03/20/2018

FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

Financial Plan
Forecast
Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**



Statements

Projected Profit and Loss

	2019	*2020*	*2021*
Revenue	**$960,000**	**$960,000**	**$960,000**
Direct Costs			
Gross Margin	$960,000	$960,000	$960,000
Gross Margin %	**100%**	**100%**	**100%**
Operating Expenses			
Salaries & Wages	$60,000	$61,800	$63,654
Employee Related Expenses	$12,000	$12,360	$12,731
Payroll Expenses	$96,000	$96,000	$96,000
Office Admin (Internet, Phone. Office Supplies)	$6,000	$6,000	$6,000
Accounting and Legal	$10,200	$10,200	$10,200
Other	$3,600	$3,600	$3,600
Total Operating Expenses	**$187,800**	**$189,960**	**$192,185**
Operating Income	**$772,200**	**$770,040**	**$767,815**
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$193,050	$192,510	$191,954
Total Expenses	**$380,850**	**$382,470**	**$384,139**
Net Profit	**$579,150**	**$577,530**	**$575,861**
Net Profit / Sales	**60%**	**60%**	**60%**

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Projected Balance Sheet

	2019	*2020*	*2021*
Cash	$627,412	$1,204,807	$1,780,529
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$627,412**	**$1,204,807**	**$1,780,529**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$627,412**	**$1,204,807**	**$1,780,529**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$48,262	$48,127	$47,988
Sales Taxes Payable	$0	$0	$0
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$48,262**	**$48,127**	**$47,988**
Long-Term Debt			
Total Liabilities	**$48,262**	**$48,127**	**$47,988**
Paid-In Capital			
Retained Earnings		$579,150	$1,156,680
Earnings	$579,150	$577,530	$575,861
Total Owner's Equity	**$579,150**	**$1,156,680**	**$1,732,541**
Total Liabilities & Equity	**$627,412**	**$1,204,807**	**$1,780,529**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

03/20/2018

FP: ▲ truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Squirrel Capital Investments

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

1.   Entering product categories with larger audiences also means competing against a more crowded market and against larger companies with more resources.

2.   Company will do its best to fulfill all perks, but the best interest of the company will be taken into account when determining use of resources.

3.   Risk of future dilution.

4.   Real estate & cultivation equipment leasing is a very competitive industry.

5.   A significant portion of the funds raised will be used to purchase property and cultivation equipment(inventory). There is no guarantee that the inventory will be leased and the value of the property may fluctuate.

6.   Any projections or predictions that may have been made available to investors are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance is given that the actual results will correspond with the results contemplated by the various projections.

7.   There are significant restrictions on the transferability of the Units.

8.   The Company is new and may operate at a loss for an undetermined period of time.

9.   The Units are speculative investments which involve a substantial risk of loss.

• This is a brand-new company.
We were formed in SEPTEMBER 2017, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• We compete with other companies.
Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, competitors and other companies may directly compete with us, as limited barriers to entry exist at this Point.

• We are controlled by our officers and directors.
Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• The company will need to raise additional money in the future.
We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict.

● As a new company we have a limited operating history.
The Company was organized SEPTEMBER 2017. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, generate sales, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

● Projections are speculative and are based upon a number of assumptions.

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Squirrel
Capital
Investments

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of local, regional economies. (ii) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results f making an investment in the Units. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect our expenses to grow as the Company grows.
 Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing.
 If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds.
The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company.
Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Risks Associated with the Business of the Company You can lose 100% of your investment.
Many small business startups like the Company fail. Real estate and equipment leasing is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Economic and public health conditions in the markets in which we operate,
including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact our business.

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved

Risks Associated with an Investment in Securities Best efforts offering.
This Offering is being made on a low volume basis with a minimum of 100 Units required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Units are sold and proceeds will be realized by the Company.

Units are not guaranteed and could become worthless.
The Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Units is not guaranteed, and the Units could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Units will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all Units offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant
to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Units are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Units, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be

03/20/2018

FP: ● truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary.
The price of the Units offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Units bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Marijuana (Cannabis) is federally illegal. There are various enforcement memoranda the Feds have issued on the subject, none of those memos have any real legal meaning or effect and — most importantly — they are not going to protect a cannabis company or any of its investors from criminal prosecution or asset forfeiture under the federal Controlled Substances Act (and, of course, a new U.S. President could change the DOJ's current enforcement priorities). If the federal law will be enforced and the Cannabis activities will go back to the black market, the Company will be out of business.

Investors risk criminal liability and cannabis business assets are subject to forfeiture. Because marijuana/Cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal. If the federal law will be enforced and the Cannabis activities will go back to the black market, the Company will be out of business.

Cannabis/Marijuana businesses may still not be able to secure bank accounts. Though more banks are providing services to marijuana businesses, most banks, and financial institutions will not because they worry about criminal liability under the federal Controlled Substances Act and the Bank Secrecy Act for money laundering. Though FinCEN issued guidelines in 2014 that allow financial institutions to provide bank accounts to marijuana businesses, few banks have taken advantage of

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

those guidelines and many marijuana businesses still operate on an all-cash basis. This makes it tough for cannabis businesses to manage their businesses, pay their employees and taxes, and having so much cash on hand also creates significant public safety issues. Many ancillary businesses (including the Company) that service cannabis businesses have to deal with the unpredictability of their clients or customers not having a bank account.

State Cannabis/Marijuana laws and rules are not uniform from state to state and they can, and do, change constantly. This lack legal uniformity and the legal instability might hurt the Company because we might have harder times to get new quality issuers. Marijuana laws and regulations on investment and financing vary among the states where cannabis is legal. For example, until recently, Washington State required lenders to cannabis businesses to have been Washington State residents for at least six months before lending funds. Lenders are now exempt from this residency requirement, but it still applies to owning any portion of a cannabis business in the state. Contrast that with Oregon, which freely allows out of state investors, while Alaska does not.

Risk of Prosecution for Cannabis-Related Operators. If you are considering investing in a company that leasing equipment to the marijuana/cannabis industry, be aware that marijuana/cannabis-related companies may be at risk of federal, and perhaps state, criminal prosecution. The Department of Treasury recently issued guidance noting: "[T]he Controlled Substances Act ("CSA") makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Many states impose and enforce similar prohibitions. Notwithstanding the federal ban, as of the date of this guidance, 28 states and the District of Columbia have legalized certain marijuana-related activity. Even if we are an ancillary cannabis business, if the federal law will be enforced and the Cannabis activities will go back to the black market, the Company will be out of business.

Additional unforeseen risks.
In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Units bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE: If we do well, the security sold should do well also (we will have revenue to share with you), yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

Please only buy what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

        To raise money to purchase real estate & indoor cultivation equipment.

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital
Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

10.   Use of funds

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$800	$85,600
Net Proceeds	**$9,200**	**$984,400**
Use of Net Proceeds		
Crowdfunding Expenses	$100	$10,700
Travel	$1,100	$7,000
Marketing and Sales	$6,000	$10,000
Legal/Accounting	$2,000	$9,500
Miscellaneous Petty Cash reserves		$15,300
Equipment		$49,010
Buildout		$400,000
Acquire Real Estate		**$400,000**
Operating Expenses		**$82,890**
Total Use of Net Proceeds	**$9,200**	**$984,400**

11.   How will the issuer complete the transaction and deliver securities to the investors? Stock transfer agent.

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offering, the company will engage Colonial Stock Transfer Agent to transfer the securities to the newly acquired security holders. truCrowd will direct the Escrow Agent to release the money to the Company and will coordinate the issuance of the new security to the new holders, with the both the Stock Transfer and the Company

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at

03/20/2018

FP: ▲ truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale	*SAFE+REV* ^(TM) (Simple Agreement for Future Equity plus Revenue Participation)
Valuation Cap	**N/A**
Discount Rate	**70%**
MFN Provision	**Yes.**
Anti-Dilution Rights	**No.**
TARGET *number of Units of SAFE+REV*^(TM)	**100**
Maximum number of Units of SAFE+REV^(TM)	**10,700**
*Purchase price per **UNITS***	**$100**
*Minimum **UNITS** per investor*	**5**
Offering deadline	**August 31, 2018**
Use of proceeds	**See page 15**
Revenue Participation	**Yes**
Offering Gross Revenue Participation Percentage	**42%**
Repayment Multiple	**3X**
Measurement Period Start	**1/1/2019**
Measurement Period END	**12/31/2059**

See the full terms on Addendum A: SAFE+REV Agreement.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

03/20/2018

FP: truCrowd

Open until: *08/30/2018*

Squirrel
Capital
Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	1,000	1,000	Yes	None

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The terms of the securities offered cannot be modified, however is in the control of the existing membership units' holders when a liquidity event (that will trigger the conversion of the SAFE into equity) will happen.

03/20/2018
FP: truCrowd

Squirrel Capital Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Open until: *08/30/2018*

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The SAFE+REV Units sold in this offering, have Revenue Participation Rights and no voting rights until the SAFE will get converted into equity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION

The 5 Methods Used



Scorecard Method	Check-List Method	Venture Capital Method	DCF with LTG	DCF with Multiples
$ 537,552	$ 600,000	$ 1,537,591	$ 1,926,034	$ 3,662,245

03/20/2018
FP: truCrowd

Open until: ***08/30/2018***

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Valuation Average Weights


Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$1,150,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

03/20/2018
FP: truCrowd
Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Squirrel Capital Investments

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

23. What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The company has no debt.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

SQUIRREL CAPITAL INVESTMENTS, INC.

REPORT ON
REVIEWED FINANCIAL STATEMENTS

FEBRUARY 28, 2018

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

SQUIRREL CAPITAL INVESTMENTS, INC.

TABLE OF CONTENTS

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**



Campbell Jones Cohen CPAs

P 702-255-2330
F 702-255-2203
7848 W. Sahara Ave.
Las Vegas, NV 89117
www.yournevadacpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Squirrel Capital Investments, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Squirrel Capital Investments, Inc., which comprise the balance sheet as of the two months ended February 28, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Campbell Jones Cohen CPAs

Campbell Jones Cohen CPAs
March 12, 2018

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

SQUIRREL CAPITAL INVESTMENTS, INC.

REVIEWED BALANCE SHEET
FEBRUARY 28, 2018

ASSETS

Current Assets:		
Cash	$ 55	
Total Assets		$ 55

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		$ -
Stockholders' Equity:		
Common stock; no par value, 1,000,000 shares authorized, 25,000 shares issued and outstanding	100	
Retained earnings	(45)	
Total stockholders' equity		55
Total Liabilities and Stockholders' Equity		$ 55

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

Squirrel
Capital
Investments

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

SQUIRREL CAPITAL INVESTMENTS, INC.

REVIEWED STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2018

Revenues		$ -
Operating Expenses:		
Bank charges	$ 30	
Total operating expenses		30
Net Loss		(30)
Retained Earnings, Beginning		85
Stockholder Distributions		-
Retained Earnings, Ending		$ 55

03/20/2018
FP: truCrowd

Open until: 08/30/2018

Squirrel
Capital
Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

SQUIRREL INVESTMENTS, INC.

REVIEWED STATEMENT OF CASH FLOWS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2018

Cash Flows From Operating Activities:		
Net loss	$ (30)	
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation	-	
Change in operating assets and liabilities	-	
Net cash used by operating activities		$ (30)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net Decrease in Cash		(30)
Cash, Beginning of Period		85
Cash, End of Period		$ 55

Supplemental Disclosure of Cash Flow Information:

Amounts paid for interest and taxes for the two months ended February 28, 2018 were $0and $0, respectively.

03/20/2018
FP: truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

SQUIRREL CAPITAL INVESTMENTS, INC.

NOTES TO REVIEWED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Squirrel Capital Investments, Inc. was incorporated under the laws of the state of Nevada in September 2017. The Company will be engaged in the business of leasing real property and equipment.

FIXED ASSETS
Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income.

DEPRECIATION
Depreciation is computed by using the straight line method for financial reporting and accelerated methods for federal income tax purposes.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue is recognized when services are performed.

ACCOUNTS RECEIVABLE
Accounts receivable represents the amount billed but uncollected.

An allowance for doubtful accounts has been established based on historical collection experience and management's evaluation of collectability of outstanding accounts receivable.

STATEMENT OF CASH FLOWS
The statement of cash flows classifies changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INCOME TAXES
The Company's evaluation on February 28, 2018 revealed no uncertain tax provisions that would have a material impact on the financial statements. The past year's tax returns remain subject to examination by the IRS. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

ADVERTISING
Advertising costs are expensed as incurred.

Squirrel
Capital
Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

SQUIRREL CAPITAL INVESTMENTS, INC.

NOTES TO REVIEWED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through March 12, 2018, which is the date the financial statements were available.

03/20/2018
FP:  truCrowd

Open until: _08/30/2018_

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?

03/20/2018
FP: truCrowd

Open until: *08/30/2018*



Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

☐ Yes ☑ No

(B)   engaging in the business of securities, insurance or banking?

☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

03/20/2018
FP:

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15 of each year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: greenhazeleasing.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

03/20/2018

FP:  truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

<center>*   *   *   *   *</center>

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

03/20/2018
FP: truCrowd

Open until: *08/30/2018*



Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Addendum A: SAFE+REV Agreement

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

(B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of _____, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

03/20/2018

FP:

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is N/A

The "**Discount Rate**" is 70%.

See **Section 2** for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

    In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

    (b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

03/20/2018
FP:

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

03/20/2018
FP: truCrowd

Open until: *08/30/2018*


Squirrel Capital Investments

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary

03/20/2018
FP:  truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

03/20/2018
FP:

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any

03/20/2018
FP:

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

03/20/2018
FP:  truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($100.00 per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" _42%_

o The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2059

o The "Repayment Multiple" is _3X_

o The "Total Per Unit Defined Return" is $300.00

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

03/20/2018
FP:

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**100**	**$10,000**	**$9,200**
Maximum Amount	**10,700**	**$1,070,000**	**$984,000**

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

      (a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

      (b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

      (c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

      (d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

      (e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

      (f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

      (h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and

03/20/2018

FP:  truCrowd

Open until: *08/30/2018*

Squirrel Capital Investments Inc
7250 Empress Dr
Las Vegas NV 89147
(702) 370-6435

OFFERING STATEMENT

100 Units of SAFE+REV at $100.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	100	$10,000	$9,200
Maximum Amount	10,700	$1,070,000	$984,000

any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____